SUPPL



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail


SEC MAIL PROCESSING
RECEIVED
JUL 2 2 2004
WASH, D.C.
185
SECTION

14th July, 2004.


04035711

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th July 2004, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 12th July 2004, confirming that The Capital Group Companies Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th July 2004, held 31,712,983 shares, being 4.016% of the shares in issue;

(b) a News Release, dated 13th July 2004, containing the Chairman's statement to shareholders made at the Company's Annual General Meeting held on 13th July 2004;

(c) an announcement, dated 14th July 2004, advising that Harald Einsmann retired as a Director at the conclusion of the Company's Annual General Meeting on 13th July 2004; and,

(d) an announcement dated 14th July 2004, advising that Sylvia Bailey, a Director of the Company, had purchased 1,250 EMI Group plc Ordinary Shares of 14p each at a price of 227.06p per Ordinary Share.

I also enclose one copy of each of the following item that the Company has delivered to the UK Listing Authority:

(e) a letter, dated 14th July 2004, enclosing the resolutions, other than ordinary business, which were passed at the Company's Annual General Meeting held on 13th July 2004 and the EMI Group plc Memorandum & Articles of Association, as they have been amended (including one copy each of the resolutions and the Memorandum & Articles of Association).

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Encs.



VIA PR NEWSWIRE DISCLOSE

ER 04/42

Company Announcements Office,
London Stock Exchange.

12th July, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated and received by fax after the close of business on 9th July 2004, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 8th July 2004, held 31,712,983 shares, being 4.016% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	1,453,200
Capital International Ltd	25,732,128
Capital International S.A.	1,011,508
Capital International, Inc.	3,516,147

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



News Release

FOR IMMEDIATE RELEASE

ER 04/43

EMI Group plc
Chairman's Statement – 2004 Annual General Meeting

LONDON 13 July 2004: Speaking today at the EMI Group Annual General Meeting, Eric Nicoli, Chairman, said:

"On a global basis, the recorded music market has shown encouraging trends in the first few months of our financial year. The US market has now enjoyed ten consecutive months of growth and the next two largest markets, Japan and the UK, have also seen positive trends. The markets of Continental Europe, however, remain difficult. Digital music continues to develop, with the recent successful launch of new legitimate services in several countries.

"In our recorded music division, EMI Music, the implementation of both the outsourcing of manufacturing in Continental Europe and the US and the restructuring of selected labels is on schedule.

"Our release schedule so far has featured major new albums from the Beastie Boys and Lenny Kravitz. During this financial year, we have also seen good ongoing sales worldwide from a number of artists including Utada Hikaru and Norah Jones. In addition, Joss Stone's *Soul Sessions* and Keith Urban's *Golden Road* have each surpassed two million units in sales and Yellowcard's *Ocean Avenue* has reached more than one million. Our release schedule for the remainder of the year is strong, particularly in the second half, with new releases from artists including Chemical Brothers, Chingy, Coldplay, Glay, Gorillaz, Helmut Lotti, Joss Stone, The Thrills, Keith Urban and Robbie Williams.

"In this financial year EMI Music Publishing has continued to enjoy strong chart positions especially in the US, UK, Germany and France, with releases from a range of songwriters including Jamie Cullum, Kelis, Alicia Keys, Scissor Sisters, Usher and Mario Winans. We have finalised new synchronisation licences with many companies including American Express, Target and Jaguar. In April, we also completed our purchase of the final 20% stake in Jobete, the Motown song catalogue.

"As we highlighted in May, given the phasing of both our recorded music release schedule and the savings from our restructuring programme, we expect the second half to account for a higher proportion of sales and profits than it has in prior years. With this strong release schedule and the progress we are making in both of our businesses, we remain confident that we will achieve our financial targets for the full year."

Enquiries
EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell		+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 04/44

Company Announcements Office,
London Stock Exchange.

14th July, 2004.

Dear Sirs,

EMI Group plc

As required by paragraph 16.7 of the Listing Rules, we advise that Dr Harald Einsmann, having reached the age of 70, retired as a Director of EMI Group plc at the conclusion of the Company's Annual General Meeting on 13th July 2004.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 04/45

Company Announcements Office,
London Stock Exchange.

14th July, 2004.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Sylvia Bailey, a Director of the Company, purchased today, 14th July 2004, 1,250 EMI Group plc Ordinary Shares of 14p each at a price of 227.06p per share, to be held beneficially.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

14th July, 2004.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the resolutions, passed at the Company's Annual General Meeting held on Tuesday 13th July 2004, which were not classed as ordinary business. All the other resolutions at the said Meeting were ordinary business and were duly passed.

As one of the Special Resolutions authorised an amendment to Article 14(B) of the Company's Articles of Association, a complete copy of the Memorandum and Articles of Association, as they have been amended, is also enclosed.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

of

EMI GROUP PLC

Passed on 13 July 2004

At the Annual General Meeting of the Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 July 2004 the following resolutions were duly passed as special business:

10. ORDINARY RESOLUTION

THAT the authority to allot relevant securities conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) and for such period the Section 80 amount shall be £42,090,018.

11. SPECIAL RESOLUTION

THAT:

(i) the power to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14(B) of the Company's Articles of Association be and is hereby granted for the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,198; and

(ii) the said Article 14(B) be amended by deleting the words "pursuant to and within the terms of the said authority" and substituting the words "pursuant to and within the terms of the said authority, or by way of sales of treasury shares, or both".

12. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,975 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

(ii) this authority, unless previously renewed, shall expire on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

13. ORDINARY RESOLUTION

THAT the Directors be and they are hereby authorised to amend the EMI Group Savings-Related Share Option Scheme which was originally approved by shareholders on 15 July 1994 so as to permit options to be granted under that scheme until 12 July 2014.

14. ORDINARY RESOLUTION

THAT:

(i) the proposed EMI Group Share Incentive Plan (the 'SIP'), the main features of which are summarised in the circular to shareholders dated 8 June 2004 and a copy of the rules and trust deed relating to which are produced to the Meeting and initialled by the Chairman for the purpose of identification, be and is hereby approved;

(ii) the Directors be and they are hereby authorised to do all acts and things as they may consider necessary to carry the SIP into effect, including making such amendments as may be necessary to obtain the approval of the Inland Revenue and/or such other approvals as the Directors may consider necessary or desirable; and,

(iii) the Directors be and they are hereby authorised to establish such schedules to the SIP and/or such other schemes based on the SIP, but modified to take account of local tax, exchange control, securities laws or other relevant legislation or regulations outside the UK, provided that any shares made available under such schedules or other schemes must be treated as counting against the relevant individual or overall dilution limits in the SIP.

15. ORDINARY RESOLUTION

THAT, EMI Group plc be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

16. ORDINARY RESOLUTION

THAT, EMI Music Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

17. ORDINARY RESOLUTION

THAT, EMI Records Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

18. ORDINARY RESOLUTION

THAT, EMI Music Publishing Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

19. ORDINARY RESOLUTION

THAT, Virgin Records Limited be and is hereby authorised to:

(i) make donations to EU political organisations of no more than £50,000 in total; and,

(ii) incur EU political expenditure of no more than £50,000 in total,

during the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).



CHARLES ASHCROFT
Secretary

Ref: 82-373

THE COMPANIES ACTS 1908 TO 1917
AND
THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

EMI GROUP PLC

INCORPORATED 29TH MARCH 1928
NO. 229231

Memorandum and Articles of Association

(Incorporating all amendments made up to and including those made by the Special Resolution passed on 13th July 2004)

Company No. 229231

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

SPECIAL RESOLUTIONS

of

EMI GROUP PLC

Passed on 13 July 2004

At the Annual General Meeting of the Company duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 13 July 2004 the following resolutions were duly passed as Special Resolutions:

11. SPECIAL RESOLUTION

THAT:

(i) the power to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14(B) of the Company's Articles of Association be and is hereby granted for the period ending on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,520,198; and

(ii) the said Article 14(B) be amended by deleting the words "pursuant to and within the terms of the said authority" and substituting the words "pursuant to and within the terms of the said authority, or by way of sales of treasury shares, or both".

12. SPECIAL RESOLUTION

THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,859,975 Ordinary Shares of 14p each provided that:

(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and

(ii) this authority, unless previously renewed, shall expire on 12 October 2005 or at the conclusion of the 2005 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

CHARLES ASHCROFT
Secretary

THE COMPANIES ACTS 1908 TO 1917
AND
THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

Memorandum of Association

OF

EMI GROUP PLC

1. The name of the Company is EMI Group plc.*
2. The Company is to be a public company.
3. The Registered Office of the Company will be situated in England and Wales.
4. The objects for which the Company is established are:**

   4.1 To act as an investment holding company and to co-ordinate, direct and manage the businesses of any companies in which the Company is for the time being interested, and in particular to subscribe for, underwrite, purchase, or otherwise acquire and to hold, dispose of and deal with the shares, stock, securities and evidences of indebtedness or of the right to participate in profits or assets or other similar documents issued by any government, authority, corporation or body, or by any company or body of persons, and any options or rights in respect thereof.

   4.2 To carry on or be interested in all or any of the businesses of manufacturers, producers, distributors, renters, letters on hire, maintainers, repairers, importers, exporters, publishers, promoters, printers, copyists, engravers, arrangers, proprietors, buyers and sellers (wholesale and retail) of, and agents for and dealers in, compact discs, audio and video cassettes, cartridges and tapes, records and electronic, digital and other sound carriers and accessories of all kinds now and in the future known, music, lyrics, scores, books, magazines, journals, periodicals, newspapers, and other works or publications, electronic and computer games, films, television programmes and advertisements, photographs, record, tape, video and compact disc covers, sleeves and packaging, stationery, musical instruments and accessories, record players, tape recorders, compact disc players, radios, television sets, home entertainment systems, sound hi-fi and stereo equipment, video and other cameras, and electrical and electronic equipment, appliances, materials and supplies of every description, engravings, prints, pictures, drawings and generally every form of pictorial, graphic or sound recording now and in the future known, and all other apparatus for recording by sight or sound, proprietors of recording, film and photographic studios and sound and general engineers, agents, merchants and traders.

---

*The Company was incorporated on 29th March 1928 with the name The Electric Lamp Service Company, Limited. The name of the Company was changed to Thorn Electrical Industries Limited on 26th November 1936 and to THORN EMI Limited on 3rd March 1980. Pursuant to a resolution of the Directors of the Company the designation of the Company was changed from THORN EMI Limited to THORN EMI plc on 5th June 1981 and the Memorandum of Association was amended pursuant to Section 8(3) of the Companies Act 1980. The name of the Company was changed from THORN EMI plc to EMI Group plc on 19th August 1996.

**The objects of the Company were amended by Special Resolution passed 31st August 1973 and further amended by Special Resolution passed 16th August 1996.

4.3 To manage, engage, provide and employ or act as managers and agents in the engaging, providing and employing of artists of all kinds, musicians, singers, actors, authors, composers and arrangers of musical, dramatic and literary compositions, works and entertainments of all kinds.

4.4 To carry on or be interested in all or any of the businesses or trades of electrical, electronic, hydraulic, radio, television, mechanical, electro-mechanical, civil, constructional, illuminating, heating, gas, ventilation, woodworking, metal working and general engineers and of manufacturers, workers, dealers, importers, exporters, reconditioners, installers, assemblers, designers, developers, renters, hirers, letters on hire, wholesalers and retailers in electric lighting and ancillary products, electric fittings, machines, instruments, components, telephone and telecommunication products and apparatus and devices for recording, reproducing, transmitting, receiving and emitting sounds, sound waves, light waves, vision pictures, printed matter, messages, data and signals whether for commercial, experimental and other purposes, optical and photographic equipment and materials, all types of office equipment, furniture and requisites, and catering equipment, domestic appliances of all kinds, motor and electrical apparatus test equipment, motor vehicles and ancillary products, leather and leather goods of all kinds, cabinet and furniture makers, manufacturers of plastic and plastic mouldings, and as printers, and travel and ticket agents, and manufacturers, producers and dealers of oxygen gas and other gases and their residue products, dealers in secondhand plant and machinery, and manufacturers, contractors, repairers and dealers in all kinds of apparatus, measuring equipment, implements, fire fighting equipment, engineers' tools, machine tools, machinery and plant and repairers of all the above products.

4.5 To manufacture and produce, and either as principals or agents, trade and deal in any articles belonging to any such business, and all apparatus, accessories, appliances and things used in connection therewith, or with any inventions, patents, or privileges for the time being belonging to the Company.

4.6 To produce and accumulate electricity and electromotive force or other similar agency and to supply the same for the production, transmission, or use of any lighting, heating, motive, or other power as may be thought advisable.

4.7 To make experiments in, and public exhibitions of, electric force and lighting and electrical machinery and appliances.

4.8 To light streets, public places, public or private buildings, factories, mines, ships, lighthouses, railways, tramways, and other places or things by means of electricity or any other means, or to enable the same to be so lighted.

4.9 To let out on hire all or any of the property of the Company, including every description of apparatus or appliances of the Company.

4.10 To carry on the business of suppliers of light, heat, and power, and carriers of passengers and goods.

4.11 To acquire the right to use or manufacture and put up telephones and telegraphs (radio or otherwise), dynamos, accumulators, lamps and all apparatus now known or that may hereafter be invented connected with the generation, accumulation, distribution, supply and employment of electricity, or any power that can be used as a substitute therefor, including all cables, wires, or appliances for

connecting apparatus at a distance with other apparatus, and including the formation of exchanges or centres.

4.12 To undertake and perform sub-contracts, and also to act in any of the businesses of the Company through or by means of agents, brokers, sub-contractors, or others.

4.13 To purchase, take on lease or in exchange, hire, or otherwise acquire any real or personal property and with rights and privileges which the Company may think necessary or convenient for the purpose of its business or any of them, and to rent any leasehold property for years, and to enter into agreements in that behalf.

4.14 To manage, improve, sell, or dispose of any of the real and personal property of the Company or any estate, right, or interest in or over the same respectively.

4.15 To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

4.16 To enter into, carry on and participate in (on its own behalf or on behalf of others) capital market transactions and operations of all kinds, including in particular buying and selling foreign exchange, any interest or currency rate swap, interest or currency rate cap, interest or currency rate floor, interest or currency rate collar, currency exchange transaction, forward rate agreement or other interest or currency exchange or rate hedging or protection transaction, or any combination of such transactions or agreements or any option with respect to any such transaction with any person, firm, company, bank, financial or other institution whatsoever and wheresoever situate in respect of any moneys, obligations or liabilities of any nature and for whatever term and for any purpose.

4.17 To purchase, take over and adopt the whole of any share or interest in the goodwill, assets, and liabilities of any other company or companies or person or persons or other body of any kind, and to act in conjunction or unite or amalgamate, either together or in part, and either temporarily or permanently, with any such company or companies or person or persons or other body.

4.18 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, reciprocal concessions or otherwise with any person, firm, company or other body of any kind for the purpose of carrying on business from which the Company would or might derive any benefit whether direct or indirect.

4.19 To develop, apply for, purchase, or otherwise acquire any patents, licences, copyrights, rights of publication, performance and reproduction, and the like, conferring an exclusive or non-exclusive or limited or unlimited right to use, publish, reproduce, print, perform, sell, buy, exploit and deal in, or any secret or other information as to any music, drama, play, song, film, television or radio programme, lyrics, score, composition (musical, dramatic, literary or otherwise), picture, drawing or photograph or any invention which may seem capable of being used for any of the purposes of the Company, or the development or acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exploit, exercise, develop, grant licences in respect of, buy, sell, deal in, or otherwise turn to account the rights and information so developed, applied for, purchased or otherwise acquired.

4.20 To form, promote, subsidise, assist, manage and conduct the affairs of companies, syndicates or other bodies of all kinds and to issue, place, underwrite or guarantee the subscription of, subscribe for, acquire, hold or sell any shares, stocks, bonds, options, debentures, debenture stock or other capital or securities or obligations of any companies, syndicates or other bodies of all kinds, and to pay or provide for brokerage, commission and underwriting in respect of any such issue and to do all things necessary or desirable to benefit any such companies, syndicates or other bodies and, without prejudice to the generality of the foregoing, to establish or promote or join in the establishment or promotion of any other company whose objects shall include the taking over of any of the assets with or without the liabilities of the Company or the promotion of which shall be calculated to advance its interests and to acquire and hold any shares, securities or obligations of any such company.

4.21 To sell or dispose of the whole or any part of the business, undertaking, and assets of the Company for such consideration (if any) as may be advantageous to the Company including, without prejudice to the generality of the foregoing, consideration in cash, whether by instalments or otherwise, or in kind, or in shares (with or without deferred or preferred rights in respect of dividends or repayment of capital or any other matter) or debentures, mortgage debentures, mortgages, debenture stock or loan stock (secured or unsecured) of any company, corporation or body of persons, or in the form of any property real or personal, tangible or intangible, or of any right, pledge or claim or of any undertaking to do or abstain from doing any act or to supply any services or goods or any other consideration, or in any combination of the above.

4.22 To pay for any property or rights acquired by the Company or to remunerate any person, firm or company rendering services to the Company either in cash or in kind or fully- or partly-paid shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any securities which the Company has power to issue, or partly in one mode and partly in another and generally on such terms as may be determined.

4.23 To lend money or give credit to, guarantee or otherwise support or secure, either with or without the Company receiving any consideration (direct or indirect) and whether by personal covenant or by mortgaging or charging all or part of the undertaking, property, assets and rights, present and future, and uncalled capital of the Company or by both such methods or by any other means whatsoever, the performance of the obligations of and the payment of the capital and principal of, and dividends and interest on, any stock, shares and securities of any company, firm or person in any case in which such loan, credit, guarantee, support or security may be considered likely, directly or indirectly, to further the objects of the Company or the interests of its Members and to grant indemnities of every description and to undertake obligations of every description.

4.24 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit, and in particular by mortgages and charges upon the undertaking and all or any of the property and assets (present and future) and the uncalled capital of the Company or by the creation and issue on such terms as may be thought expedient of debentures, debenture stock or other securities of any description.

4.25 To give, subject to and in accordance with the provisions of the Companies Act 1985 (insofar as such provisions shall be applicable), whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of that Act) for any such purpose as is specified in Section 151(1) and/or 151(2) of that Act.

4.26 To adopt whatever means the Company may think necessary or expedient to make known to traders and to the public the products of the Company, particularly by advertisements in the Press, circulars, posters and works of art or interest.

4.27 To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading and other negotiable or transferable instruments.

4.28 To pay the costs, charges, and expenses preliminary and incidental to the formation, promotion and incorporation of the Company, or of any other company promoted under Sub-Clause 4.20 hereof, or to contract with any person, firm or company to pay the same, and to pay commission, to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares, debentures, and securities of this Company.

4.29 To establish, maintain and contribute to:

(a) any pension or superannuation funds or death benefit arrangements for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any of the persons referred to below and to make payments for or towards insurance for the life or lives of such persons and to establish or support associations, institutions, clubs, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its Members; and

(b) any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the persons referred to below, so far as for the time being permitted by law to lend money or otherwise provide financial assistance to such persons or to trustees on their behalf to enable such persons to purchase or subscribe for shares or other securities of the Company, and to formulate and carry into effect any scheme for sharing the profits of the Company with such persons;

the said persons being any persons who are or were at any time in the employment or service of the Company (or its predecessor in business) or of any company which is or has been the holding company or a subsidiary or a subsidiary undertaking (each as defined in the Companies Act 1985) of the Company or who are or were at any time directors or officers of the Company or of such other company as aforesaid, and the spouses, widows, widowers, families or dependants of any such persons.

4.30 To subscribe or guarantee money for, donate assets to, organise or assist any charitable, benevolent, public, general or useful object or any exhibition or any person which or who may be considered likely, directly or indirectly, to further the objects of the Company or the interests of its Members.

4.31 To purchase and maintain insurance for the benefit of any person who is or was a Director or officer or employee of the Company or of any company which is or has been the holding company or a

subsidiary or a subsidiary undertaking (each as defined in the Companies Act 1985) of the Company or in which the Company has or had an interest (whether direct or indirect) or who is or was a trustee of any retirement benefit scheme or any other trust in which any such Director or officer or employee or former Director or officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

4.32 To obtain any provisional or other order or Act of Parliament of this country or of any other state for enabling the Company to carry any of its objects into effect, or for effecting any modifications of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any proceeding or application which may seem calculated, directly or indirectly, to prejudice the Company's interests.

4.33 To enter into any arrangements with any government or authority (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise and comply with any such charters, decrees, rights, privileges and concessions.

4.34 To procure the Company to be registered or recognised in any country or place abroad.

4.35 To do all or any of the things aforesaid in any part of the world, either alone or in conjunction with or as factors or agents for any other company or companies or person or persons.

4.36 To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

5. The liability of the Members is limited.

6. The Share Capital of the Company is £2,000* divided into 2,000 Shares of £1 each.

*Notes:

By a Special Resolution passed 28th November 1936 each of the 2,000 shares of £1 each was converted into 4 shares of 5/- each.

By an Extraordinary Resolution passed 28th November 1936 the capital of the Company was increased to £150,000 by the creation of 50,000 6% Cumulative Preference Shares of £1 each and 392,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 23rd July 1946 the capital of the Company was increased to £206,250 by the creation of 225,000 Ordinary Shares of 5/- each.

By a Special Resolution passed 5th January 1948 the capital of the Company was increased to £606,250 by the creation of 400,000 5% Second Cumulative Preference Shares of £1 each.

By an Ordinary Resolution passed 1st March 1948 the capital of the Company was increased to £626,250 by the creation of 80,000 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 2nd February 1951 the capital of the Company was increased to £1,250,000 by the creation of 2,495,000 Ordinary Shares of 5/- each.

By a Special Resolution passed 9th May 1955 the capital of the Company was increased to £2,317,500 by the creation of 4,230,000 Ordinary Shares of 5/- each and 10,000 5% Second Cumulative Preference Shares of £1 each.

By a Special Resolution passed 9th May 1955 each of the 6% Cumulative Preference Shares of £1 each and 5% Second Cumulative Preference Shares of £1 each was converted into one 5% Cumulative Preference Share of £1 each.

On 30th June 1955 2,137,500 Ordinary Shares of 5% each were re-designated as 2,137,500 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 4th September 1959 the capital of the Company was increased to £2,994,375 by the creation of 2,707,500 Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 31st May 1962 the capital of the Company was increased to £4,460,000 by the creation of 5,862,500 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 13th January 1964 the capital of the Company was increased to £8,460,000 by the creation of 8,000,000 Ordinary Shares of 5/- each and 8,000,000 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 1st September 1967 the capital of the Company was increased to £10,460,000 by the creation of 4,000,000 Ordinary Shares of 5/- each and 4,000,000 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 15th March 1968 the capital of the Company was increased to £20,960,000 by the creation of 21,000,000 Ordinary Shares of 5/- each and 21,000,000 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 9th August 1968 the capital of the Company was increased to £35,450,561 by the creation of 28,981,122 Ordinary Shares of 5/- each and 28,981,122 'A' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 9th August 1968 the capital of the Company was increased to £36,460,000 by the creation of 2,018,878 Ordinary Shares of 5/- each and 2,018,878 'A' Ordinary Shares of 5/- each.

By a Special Resolution passed 29th August 1969 500,000 of the unissued Ordinary Shares of 5/- each in the capital of the Company were converted into 'E' Ordinary Shares of 5/- each.

By an Ordinary Resolution passed 27th August 1971 the capital of the Company was increased to £50,460,000 by the creation of 28,000,000 Ordinary Shares of 25p each and 28,000,000 'A' Ordinary Shares of 25p each.

By virtue of the provisions of the Articles of Association subsisting at all relevant times the 'E' Ordinary Shares were automatically converted into Ordinary Shares of 25p each upon the fifth anniversary after their date of issue.

By a Special Resolution passed 9th September 1977 the 100,000,000 'A' Ordinary Shares of 25p each were converted into 100,000,000 Ordinary Shares of 25p each.

By a Special Resolution passed 5th December 1979 the capital of the Company was increased to £135,460,000 by the creation of 75,000,000 7% convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 40,000,000 Ordinary Shares of 25p each, and the 5% Cumulative Preference Shares of £1 each of the Company were redesignated as 3.5% Cumulative Preference Shares of £1 each.

By an Ordinary Resolution passed 14th September 1984 the capital of the Company was increased to £145,460,000 by the creation of 40,000,000 Ordinary Shares of 25p each.

By an Ordinary Resolution passed 25th August 1987 the capital of the Company was increased to £158,824,000 by the creation of 53,456,000 Ordinary Shares of 25p each.

Between 31st October 1982 and 31st October 1988 4,287,860 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each were re-designated as 17,151,440 Ordinary Shares of 25p each following conversions.

By a Special Resolution dated 8th September 1988 and with the sanction of an Order of the High Court of Justice dated 14th November 1988 the capital of the Company was reduced from £158,824,000 divided into 460,000 3.5% Cumulative Preference Shares of £1 each, 70,712.140 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 350,607,440 Ordinary Shares of 25p each to £158,364,000 divided into 70,712,140 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 350,607,440 Ordinary Shares of 25p each.

On 27th July 1990, the authorised share capital of the Company was, further to the re-designation of a further 36,334,337 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each into 145,337,348 Ordinary Shares of 25p each following conversions, £158,364,000 divided into 34,377,803 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each and 495,944,788 Ordinary Shares of 25p each.

On 19th July 1991, the authorised share capital of the Company was £158,364,000 consisting of 633,456,000 Ordinary Shares of 25p each after the re-designation of 34,377,803 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each into 137,511,212 Ordinary Shares of 25p each following conversions and redemptions and reclassifications.

On 21st July 1997, as a result of the reorganisation of the Company's share capital pursuant to a Special Resolution passed on 18th July 1997, the authorised share capital of the Company increased to £656,088,751 divided into 1,131,171,428 Ordinary Shares of 14p each and 434,694,106 B Shares of 114.5p each.

On 29th September 1997, 15,639,719 B Shares of 114.5p each were converted into 3,035,070 Ordinary Shares of 14p each and 3,496,513,690,000 Deferred Shares of 0.0005p each which Deferred Shares were cancelled. Upon such conversion and cancellation, the authorised share capital of the Company was £638,606,182.835 divided into 1,134,206,498 Ordinary Shares of 14p each and 419,054,387 B Shares of 114.5p each.

WE, the several persons whose names, addresses and descriptions are subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of Shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
JULIUS THORN, 39-41, Parker Street, Kingsway, London, W.C.2. *Import Merchant*	One
CHARLES BERTRAM LIDDELL, 25, Cleveland Square, Hyde Park, London, W.2. *Engineer.*	One

DATED the 22nd day of February, 1928.

WITNESS to the above Signatures:—

MAURICE THOMPSON,
30, Mark Lane,
London, E.C.3.
Incorporated Accountant.

EMI GROUP PLC

ARTICLES OF ASSOCIATION

INDEX

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

NEW

Articles of Association

(adopted by Special Resolution passed on 16th July 1999)

OF

EMI GROUP PLC

PRELIMINARY

Exclusion of Table A

1. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

Definitions

2. (A) In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

WORDS	MEANING
"the Act"........................	means the Companies Act 1985.
"these Articles"	means these Articles of Association as from time to time altered.
"clear days"	in relation to a period of notice, means the period excluding the day on which the notice is given or deemed to have been given and the day for which it is to take effect.
"executed"......................	means any mode of execution.
"holder".........................	in relation to shares, means the member whose name is entered in the Register as the holder of any shares of the Company.
"the London Stock Exchange"...............	means London Stock Exchange Limited.
"month".........................	means calendar month.
"the Office"	means the registered office of the Company for the time being.
"paid"............................	means paid-up or credited as paid-up.
"recognised person"	means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in Section 185(4) of the Act.
"the Register"	means the register of members of the Company.
"the Regulations"...........	means the Uncertificated Securities Regulations 1995 as amended or replaced from time to time and

Words	Meaning
	any subordinate legislation or rules made under them for the time being in force.
"Relevant System".........	means any computer-based system, and procedures, permitted by the Regulations and the rules of the London Stock Exchange, which enable title to units of a security to be evidenced and transferred without a written instrument and which facilitate supplementary and incidental matters and shall include, without limitation, the relevant system of which CRESTCo Limited is the operator.
"the Seal"	means the common seal (if any) of the Company and the Securities Seal (if any) or either of them as the case may require.
"the Secretary"	means the Secretary of the Company or any other person appointed to perform the duties of the Secretary of the Company including (subject to the provisions of the Act) a joint, assistant or deputy Secretary.
"the Securities Seal"......	means the official seal (if any) kept by the Company under the provisions of Section 40 of the Act.
"the Statutes".................	means the Act and every other statute and subordinate legislation and regulations made thereunder for the time being in force concerning companies and affecting the Company including, without limitation, the Regulations.
"the Transfer Office"	means the place where the Register is situate for the time being.
"the United Kingdom"	means Great Britain and Northern Ireland.
"in writing"	means written or produced by any substitute for writing or partly one and partly the other.
"year"	means calendar year.

(B) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act.

(C) In these Articles unless the context otherwise requires:

(1) words in the singular include the plural and vice versa;

(2) words importing any gender include all genders;

(3) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons; and

(4) a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it for the time being in force.

(D) The headings are inserted for convenience only and do not affect the construction of these Articles.

(E) All of the provisions of these Articles applicable to paid-up shares shall apply to stock and the words "share" and "shareholder" shall be construed accordingly.

Form of resolution

3. A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

SHARE CAPITAL

Division of share capital

4. The share capital of the Company at the date of the adoption of these Articles is divided into Ordinary Shares of 14p each ("Ordinary Shares"). The Ordinary Shares shall be subject to the rights, privileges and restrictions set out in these Articles.

Variation of rights

5. Subject to the provisions of the Statutes, whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated with the sanction of an Extraordinary Resolution passed at a Separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such Separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that:

(a) the necessary quorum shall be members of the class holding or representing by proxy one-third in nominal amount of the issued shares of the class (but so that if at any adjourned meeting a quorum as above defined is not present, those members who are present in person or by proxy shall be a quorum);

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) every such holder shall on a poll have one vote for every share of the class held by him.

Matters not constituting a variation

6. The special rights attached to any class of shares having preferential rights shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by:

(a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* with the first mentioned shares but in no respect in priority to such shares; or

(b) the purchase by the Company of any of its own shares.

ALTERATION OF SHARE CAPITAL

Increase, consolidation, sub-division and cancellation

7. The Company may from time to time by Ordinary Resolution:

(a) increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the nominal amount of the shares so cancelled; or

(d) subject to the provisions of the Act sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares shall, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

Fractions arising upon consolidation

8. Upon any consolidation of fully-paid shares into shares of larger amount the Directors may settle any difficulty which may arise with regard thereto and as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and if any holders become entitled to fractions of a share as a result of such consolidation the Directors may:

(a) on behalf of those holders sell to any person (including, subject to the provisions of the Act, the Company) the shares representing those fractions for the best price obtainable and distribute the net proceeds of such sale in due proportion among those holders and, for such purpose, may appoint some person to execute an instrument of transfer of the consolidated share to or in accordance with the directions of the purchaser and may cause the name of the purchaser or such person as he may direct to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale; or

(b) if the necessary unissued shares are available, issue to each such holder credited as fully-paid by way of capitalisation the minimum number of shares required to round up his holding to a whole number (such issue being deemed to have been effected immediately prior to consolidation) and the amount required to pay up such shares shall be appropriated at their discretion from any of the sums standing to

the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up such shares.

Purchase of own shares

9. Subject to the provisions of the Statutes and of any resolution of the Company in General Meeting passed pursuant to such provisions, the Company may purchase its own shares (including any redeemable shares).

Reduction of capital

10. The Company may (subject to the provisions of the Act and to any special rights attaching to the shares or class of shares in the capital of the Company) reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any manner.

SHARES

Unissued shares

11. Subject to the provisions of the Statutes, all unissued shares shall be under the control of the Directors who may reclassify, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons (including the Directors themselves) at such times and on such terms as the Directors may think proper.

Redeemable shares

12. Subject to the provisions of the Statutes, shares may be issued on the terms that they are, or are to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Rights attached to shares

13. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, and subject to the provisions of the Statutes, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, failing any such determination, as the Directors may determine).

Authority to allot shares and power to disapply statutory pre-emption rights

14. (A) The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each Section 80 prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(B) During each Section 89 prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority, or by way of sales of treasury shares, or both:

(1) in connection with a rights issue; and

(2) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(C) Pursuant to such authority and/or power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(D) For the purposes of this Article 14:

(1) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the Register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any country or territory);

(2) "Section 80 prescribed period" means any period (not exceeding five years on any occasion) for which the authority conferred by sub-paragraph 14(A) above is granted or renewed by an Ordinary Resolution stating the Section 80 amount for such period.

(3) "Section 89 prescribed period" means any period (not exceeding five years on any occasion) for which the power conferred by sub-paragraph 14(B) above is granted or renewed by Special Resolution stating the Section 89 amount for such period;

(4) "the Section 80 amount" shall for any Section 80 prescribed period be that stated in the relevant Ordinary Resolution;

(5) "the Section 89 amount" shall for any Section 89 prescribed period be that stated in the relevant Special Resolution;

(6) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(7) words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

Renunciation

15. The Directors may at any time after the allotment of any share, but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

Payment of commission

16. The Company may exercise the powers of paying commissions conferred by the Act to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Act, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in another.

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise, even when having express notice thereof, any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except as otherwise

provided by these Articles or by law) any other right in respect of any share, except an absolute right to the entirety of it in the holder.

SHARE CERTIFICATES

Sealing of certificates

18. Every share certificate (including a share warrant) other than letters of allotment, scrip certificates (and other similar documents) shall be issued under the Seal or, subject to the provisions of the Statutes and provided that the London Stock Exchange so permits, in such other manner as the Directors may resolve. Each share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person. Whether or not certificates are issued under the Seal, the Directors may by resolution decide that any signatures on any certificates need not be autographic but may be affixed by some method or system of mechanical or electronic signature or that certificates need not be signed by any person.

Right to share certificate

19. (A) Every holder of shares (except a recognised person in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled without payment to receive one certificate for all the shares of each class held by him within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within fourteen days after lodgement of transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of transfer.

(B) Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

(C) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

(D) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

Replacement share certificates

20. If a share certificate or any other document of title is worn out, defaced, lost, stolen or destroyed, it must be renewed free of charge on such terms (if any) as to evidence and indemnity with or without security as the Directors require. In the case of loss, theft or destruction the person to whom the new certificate is issued shall pay to the Company any exceptional out-of-pocket expenses incidental to the investigation of evidence of loss or destruction and the preparation of the requisite form of indemnity and in the case of defacement or wearing out he shall deliver up the old certificate to the Office.

Uncertificated Securities

21. (A) Nothing in these Articles shall require title to any shares or other securities of the Company to be evidenced by a certificate if the Statutes and the rules of the London Stock Exchange permit otherwise.

(B) Subject to the Statutes and the rules of the London Stock Exchange, the Directors without further consultation with the holders of any shares or securities of the Company may resolve that any class or classes of shares or other securities of the Company from time to time in issue or to be issued may be in uncertificated form and no provision of these Articles will apply to any uncertificated shares or other securities of the Company to the extent they are inconsistent with the holding of such shares or other securities in uncertificated form or the transfer of title to any such shares or other securities by means of a Relevant System.

(C) To the extent that any provision of these Articles is inconsistent in any respect with the terms of the Regulations in relation to any uncertificated shares or other securities of the Company, such provision shall not apply thereto and the Regulations shall be given effect thereto in accordance with their terms.

Joint holders

22. (A) The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one of the joint holders shall be sufficient delivery to all of them.

(B) In the case of shares held jointly by several persons any request for a replacement certificate may be made by any one of the joint holders.

(C) The Company shall not be bound to register more than four persons as the joint holders of any share or shares (except in the case of executors or trustees of a deceased member).

SHARE WARRANTS

Power to issue Share Warrants

23. The Company with respect to fully-paid shares may in its discretion issue warrants under the Seal or in accordance with Articles 18 and 139 to 142 (hereinafter called "Share Warrants") stating that the bearer of the Share Warrant is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of future dividends and any other sum becoming payable on the shares comprised in such Share Warrant and for the purpose of obtaining in respect of such shares an allotment or offer of shares or debentures or the exercise of any other rights of any description to which members may be or become entitled.

Conditions governing Share Warrants

24. The Directors may determine, and may from time to time vary, the conditions upon which Share Warrants shall be issued, and in particular the conditions upon which a new Share Warrant may be issued in place of one worn out, defaced, stolen, lost or destroyed (where the Directors are satisfied beyond reasonable doubt that the original has been destroyed), upon which the bearer of a Share Warrant shall be entitled, if at all, to attend and vote at General Meetings and upon which a Share Warrant may be surrendered and the name of the bearer entered in the Register in respect of the shares comprised in such Share Warrant. Subject to such conditions and to these Articles, the bearer of a Share Warrant shall be deemed to be a member and shall have the same rights and privileges as if his name were entered in the Register in respect of the shares comprised in such Share Warrant. The bearer of a Share Warrant shall be subject to the conditions governing Share Warrants for the time being in force whether made before or after the issue of Share Warrants.

Calls

25. Subject to the provisions of these Articles and to the terms of allotment of the shares, the Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Payment upon calls

26. Each member shall (subject to receiving at least fourteen clear days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed in whole or in part as the Directors may determine.

Liability of joint holders

27. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of such share.

Interest due on non-payment

28. If any amount called in respect of a share is not paid before or on the day appointed for payment of such sum, the person from whom the amount is due shall pay interest on the sum from the day appointed for payment of such sum to the time of actual payment at the rate specified by the terms of issue of the share or if no rate is specified at such rate (not exceeding 15 per cent. per annum) as the Directors shall determine, but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Sums due on allotment treated as calls

29. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall, for all the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise and all other relevant provisions of these Articles shall apply as if such sum had become payable by virtue of a call duly made and notified.

Power to differentiate

30. The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the time of payment of such calls.

Delegation of power to make calls

31. If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Directors may delegate to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys, and the power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

Payment of calls in advance

32. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on shares; and on the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest (not exceeding 15 per cent. per annum) as may be agreed between the Directors and such member, in addition to the dividend payable on such part of the share in respect of which such advance has been made as is actually called up; provided that no dividend shall be payable on so much of the moneys paid on a share as exceeds the amount for the time being called up on such share. The Directors may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

FORFEITURE AND LIEN

Notice if call or instalment not paid

33. If a member fails to pay in full any call or instalment of a call on the day appointed for payment of such call or instalment, the Directors may at any time after such date serve a notice on the member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued by reason of such non-payment.

Form of notice

34. The notice shall name a further day (not being less than seven clear days from the date of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited.

Forfeiture if non-compliance with notice

35. If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared and other amounts payable in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder upon such terms and conditions as may be agreed, and subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Sale of forfeited shares

36. A share so forfeited or surrendered shall become the property of the Company and subject to the provisions of the Statutes may be sold, re-allotted or otherwise disposed of either to the person who before such forfeiture or surrender was the holder of such share or to any other person upon such terms and in such manner as the Directors shall think fit and the Company may receive the consideration (if any) for such sale or re-allotment or disposal. The Directors may, if they reasonably consider it to be necessary, authorise some person to execute the transfer of a forfeited or surrendered share. At any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. Any share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture shall, at the expiry of that period, be cancelled in accordance with the provisions of the Statutes.

Arrears to be paid notwithstanding forfeiture

37. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of such shares and shall surrender to the Company for cancellation the certificate for such shares but shall, notwithstanding the forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares, with interest thereon at such rate (not exceeding 15 per cent. per annum) as the Directors shall think fit from the date of forfeiture or surrender until payment and to satisfy any claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture or surrender. The Directors may waive payment of such interest either wholly or in part and may enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal.

Effect of forfeiture

38. The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

Company's lien on shares not fully-paid

39. The Company shall have a first and paramount lien on any of its shares which are not fully-paid in the circumstances and to the extent permitted by Section 150(2) of the Act. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

Enforcing lien by sale

40. (A) The Directors may sell in such manner as the Directors determine any share on which the Company has a lien, but no sale shall be made unless such sum in respect of which the lien exists is presently payable nor until a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or to the person entitled to such share by reason of his death or bankruptcy and default in payment, fulfilment or discharge shall have been made by him or them for seven clear days after the date of such notice.

(B) For giving effect to any such sale the Directors may authorise some person to transfer the share sold to or in accordance with the directions of the purchaser.

Application of proceeds of sale

41. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards satisfaction of the amount due to the Company in respect of which the lien exists and the balance (if any) shall upon surrender to the Company for cancellation of the certificate for the share sold be paid to the person entitled to the share at the time of the sale.

Statutory declaration as to forfeiture or sale to satisfy lien

42. A statutory declaration in writing by a Director or the Secretary of the Company that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to

the share. Such declaration shall (subject to the execution of a transfer if necessary) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings with reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

43. Subject to such of the restrictions contained in these Articles as may be applicable, any member may transfer all or any of his shares and all permitted transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors or by any other manner acceptable to the Directors and permitted by the Statutes and the listing rules of the London Stock Exchange.

Execution of transfer

44. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (where the share is not fully-paid) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

Suspension of registration of transfers

45. Subject to the Statutes and the requirements of the London Stock Exchange the registration of transfers of shares (or of any class of shares) may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may from time to time determine.

Right to decline registration of partly-paid shares

46. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully-paid or on which the Company has a lien provided that, where any such share is listed on the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

Other rights to decline registration

47. The Directors may also refuse to register a transfer of a share unless the instrument of transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the Directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

Notice of refusal

48. If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

No fee for registration

49. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Retention and return of instruments of transfer

50. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

Recognition of renunciation

51. Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

Requirement for written transfer to evidence title

52. For the avoidance of doubt, nothing in these Articles shall require shares to be transferred by a written instrument if the Statutes provide otherwise and the Directors shall be empowered to implement such arrangements as they consider fit in accordance with and subject to the Statutes and the rules of the London Stock Exchange to evidence and regulate the transfer of title to shares in the Company and to approve the registration of such transfers.

TRANSMISSION OF SHARES

Transmission on death

53. If a member dies, the survivors or survivor where the deceased was a joint holder, or his personal representative where he was a sole holder or the only survivor of joint holders, shall be the only person recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Election of person entitled by transmission

54. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, subject as hereinafter provided and upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, either be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right of transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were an instrument of transfer executed by such member.

Rights of person entitled by transmission

55. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that, before being registered as the holder of the share, he shall not (except with the authority of the Directors) be entitled in respect of such share to exercise any right conferred by membership in relation to General Meetings of the Company or any Separate General Meeting of the holders of any class of share and should he fail either to transfer the share or elect to be registered as a member in respect of such share within sixty days of being required so to do by the Directors, he shall in the case of a share which is fully-paid be deemed to have elected to be registered as a member in respect of such share and may be registered accordingly.

DESTRUCTION OF DOCUMENTS

Documents Company entitled to destroy

56. The Company shall be entitled to destroy:

(a) all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof;

(b) all share certificates and dividend mandates which have been cancelled or have ceased to have effect at any time after the expiration of two years from the date of such cancellation or cessation; and

(c) all notifications of change of name or address after the expiration of one year from the date on which they are recorded.

Presumptions where documents destroyed

57. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books or records of the Company provided always that:

(a) this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that preservation of the document might be relevant to a claim;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as provided for in this Article or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) references in this Article to the destruction of any document include references to the disposal of it in any manner; and

(d) any document referred to in Article 56 may be destroyed at a date earlier than that authorised by that Article, provided that a permanent copy of such document shall have been made which shall not be destroyed before the expiration of the period applicable to the destruction of the original of such document and in respect of which the Directors shall take adequate precautions for guarding against falsification and for facilitating its production.

UNTRACED SHAREHOLDERS

Power to sell shares

58. (A) The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

(1) during a period of twelve years (provided that in that period at least three dividends shall have been declared and paid) no cheque or warrant sent by the Company in the manner authorised by these Articles has been cashed and no communication has been received by the Company from the member or person entitled by transmission;

(2) the Company has, at the expiration of that period, by advertisement both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised by these Articles is located, given notice of its intention to sell such share;

(3) the Company has not during the further period of three months after the date of the advertisement and prior to the date of sale received any communication from the member or person concerned; and

(4) if such share is listed on the London Stock Exchange the Company has first given notice in writing to the London Stock Exchange of its intention to sell such share.

(B) To give effect to any such sale, referred to in (A) above, the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the share. The Company shall be indebted to the member or other person entitled to such share for an amount equal to the net proceeds of such sale but no trust shall be created and no interest shall be payable in respect of the proceeds of sale which may either be employed in the business of the Company or invested in such investment (other than shares of the Company or its holding company, if any) as the Directors may from time to time think fit.

Cessation of dividend payments

59. The Company may cease to send any cheque or warrant through the post or may stop the transfer of any sum by any bank or other funds transfer system, as the case may be, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if, in respect of at least two consecutive dividends payable on those shares, the cheques or warrants have been returned undelivered or remain uncashed or the transfer has failed or in respect of one dividend payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or the transfer has failed and reasonable enquiries made by the Company have failed to establish any new address of the holder of those shares but, subject to the provisions of these Articles, shall recommence sending cheques or warrants or transferring funds, as the case may be, in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

GENERAL MEETINGS

Annual General Meetings

60. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors.

Extraordinary General Meetings

61. All other General Meetings of the Company shall be called Extraordinary General Meetings.

Calling of Extraordinary General Meetings

62. The Directors may, whenever they think fit, call General Meetings and shall, on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

Length of notice

63. An Annual General Meeting and any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by at least twenty-one clear days' notice in writing and any other Extraordinary General Meeting shall be called by at least fourteen clear days' notice in writing.

Contents of notice

64. (A) The notice shall:

(1) be given to all members other than those who under the provisions of these Articles are not entitled to receive such notices from the Company;

(2) specify the place and the day and time of the meeting;

(3) contain a reasonably prominent statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company;

(4) in the case of an Annual General Meeting, specify the meeting as such;

(5) in the case of any General Meeting at which business other than routine business is to be transacted, specify the general nature of such business; and

(6) if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, contain a statement to that effect.

(B) Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

(1) declaring dividends;

(2) considering and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(3) appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed; and

(4) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement by rotation or otherwise.

(C) For the purposes of determining who may attend or vote at a meeting and how many votes such person or persons have, the notice of meeting may give a time by which such persons must be entered on the Register in order to be entitled to attend or vote at the meeting. This time must not be more than 48 hours before the time fixed for the meeting.

Chairman of General Meeting

65. The Chairman (if any) of the Directors, failing whom the Deputy Chairman (if any), shall preside as chairman at every General Meeting. If there is no such Chairman or Deputy Chairman or if at any meeting neither shall be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number to be chairman of the meeting. If no Director is present or if all the Directors present decline to take the chair, the members present shall choose one of their number to be the chairman of the meeting.

Entitlement to attend and speak

66. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings and at Separate General Meetings of the holders of any class of shares. The Chairman may invite any person to attend and speak at General Meetings of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting. In addition, the Chairman may invite any person who has been nominated by a member of the Company (provided that the Chairman is satisfied that at such time as the Chairman may determine, the member holds any shares in the Company as such person's nominee) to attend and, if the Chairman considers it appropriate, to speak at General Meetings of the Company.

Quorum

67. No business shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Three persons entitled to vote upon the business to be transacted each being a member or a proxy for a member or a duly authorised representative of a corporation shall be a quorum.

Procedure if quorum not present

68. (A) If within half an hour from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chairman of the meeting may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

Security arrangements

(B) The Directors may direct that persons wishing to attend General Meetings should submit to such searches, security arrangements and restrictions as the Directors shall consider appropriate in the circumstances. The Directors shall be entitled in their absolute discretion, or may authorise some one or more persons who shall include a Director or the Secretary or the chairman of the meeting:

(a) to refuse entry to such General Meeting to any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions; and

(b) to eject from such General Meeting any person who causes the proceedings to become disorderly.

Orderly conduct

(C) The Chairman shall take such action or give directions as he thinks fit to promote the orderly conduct of the meeting as laid down in the notice of the meeting and the Chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Adjournments

69. The chairman of the meeting may with the consent of any General Meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time without specification of a time or place and from place to place. In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn any meeting to another time or place if it appears to the chairman of the meeting that:

(a) the number of persons wishing to attend cannot be conveniently accommodated in the place(s) for the meeting; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned without specification of a time or place, the time and place for the adjourned meeting shall be fixed by the Directors.

Notice of adjournment

70. When a meeting is adjourned for thirty days or more or without specification of a time or place, not less than seven clear days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

71. Save as expressly provided in Article 70, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

72. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution or Extraordinary Resolution no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted upon and in the case of a resolution duly proposed as an Ordinary Resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless, at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such resolution is to be proposed, notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office.

Procedure where meeting held at more than one place

73. The following provisions will apply if any General Meeting is held at or adjourned to more than one place:

(a) the notice of such a meeting or adjourned meeting shall specify the place at which the chairman of the meeting shall preside (the "Specified Place") and the Directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending at the Specified Place and at the other places at which the meeting is held;

(b) the Directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting;

(c) for the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place; and

(d) if a meeting is adjourned to more than one place, not less than seven days' notice of the adjourned meeting shall be given, notwithstanding any other provision of these Articles.

VOTING

Method of voting

74. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of the meeting; or

(b) in writing by not less than five members present in person or by proxy or being a duly authorised representative of a corporation and entitled to vote; or

(c) in writing by a member or members present in person or by proxy or being a duly authorised representative of a corporation and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) in writing by a member or members present in person or by proxy or being a duly authorised representative of a corporation and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid on all the shares conferring that right.

75. Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Procedure if poll demanded

76. If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or cards) as the chairman of the meeting may direct. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Casting vote of chairman

77. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

Votes on a poll

78. On a poll, votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Timing of poll

79. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at some time later during or at the end of the meeting or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately.

Continuance of other business after demand for a poll

80. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Withdrawal of demand for poll

81. The demand for a poll may at any time before the conclusion of the meeting be withdrawn but only with the consent of the chairman, and if it is so withdrawn:

(a) before the result of a show of hands is declared, the meeting shall continue as if the demand had not been made; or

(b) after the result of a show of hands is declared, the demand shall not be taken to have invalidated that result;

but if a demand is withdrawn, the chairman of the meeting or other member or members so entitled may himself or themselves demand a poll.

Votes of members

82. Subject and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares for the time being forming part of the capital of the Company, at any General Meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is represented by a duly authorised representative under Section 375 of the Act, not being himself a member, shall have one vote and on a poll every member who is present in person, or by proxy or (being a corporation) is represented as aforesaid shall have one vote for every share held by him.

Votes of joint holders

83. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be

determined by the order in which the names of the holders appear in the Register in respect of the share.

Voting on behalf of incapable member

84. A member in respect of whom an order has been made by any Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by any person authorised in that behalf by that Court, and any such person may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

Objections to votes

85. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

No right to vote where sums overdue on shares

86. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

SUSPENSION OF RIGHTS
WHERE NON-DISCLOSURE OF INTERESTS

87. (A) If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, then at any time thereafter the Directors may in their absolute discretion by notice (a "direction notice") to such member direct:

(1) that in respect of the shares in relation to which the default occurred (the "default shares", which expression shall include any further shares which are issued in respect of such shares) the member shall not be entitled to vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company; and/or

(2) where the default shares represent at least 0.25 per cent. of the issued shares of any class of capital in the Company, that:

(a) any dividend or other money which would otherwise be payable in respect of the default shares shall (in whole or any part thereof) be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and, in circumstances where an option to elect to receive Ordinary Shares instead of cash in

respect of any dividend shall be or has been given to members, any Notice of Election made under such an option in respect of the default shares shall not be effective; and/or

(b) no transfer, other than an approved transfer, of any of the shares held by such member shall be registered unless:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate from the member, in a form satisfactory to the Directors, to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

(B) The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice. Neither the Company nor the Directors shall in any event be liable to any person as a result of the Directors having imposed any restrictions pursuant to sub-paragraph (A) above if the Directors have acted in good faith.

(C) The following shall apply in relation to any direction notice:

(1) any direction notice shall have effect in accordance with its terms until seven days (or such shorter period as the Directors may resolve) after the earlier of the date on which:

(a) the Company is satisfied that the default in respect of which the direction notice was issued has been rectified; and

(b) notification shall be received by the Company that the default shares shall have been transferred to a third party by means of an approved transfer;

(2) the Directors may at any time give notice cancelling a direction notice, in whole or in part or suspending, in whole or in part, the imposition of any restrictions contained in the direction notice for a given period. If dividends or other moneys payable in respect of any default shares shall be withheld as a result of any restrictions imposed by a direction notice, such dividends or other money shall accrue and shall be payable (without interest) upon the relevant restrictions ceasing to apply.

(D) For the purposes of this Article:

(1) a person shall be treated as appearing to be interested in any shares if the member holding such shares or any other person has given to the Company a notification under the said Section 212 which either (i) names such person as being so interested, or (ii) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(2) "interested" shall be construed as it is for the purpose of the said Section 212;

(3) the prescribed period is fourteen days from the date of service of the notice under the said Section 212;

(4) a transfer of shares is an approved transfer if and only if:

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer for a company (as defined in Section 428 of the Act); or

(b) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with other persons appearing to be interested in such shares; or

(c) the transfer results from a sale made through a recognised investment exchange, as defined in the Financial Services Act 1986, or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded;

(5) reference to a person being in default in supplying to the Company the information required by a notice under the said Section 212 includes:

(a) reference to his having failed or refused to give all or any part of it; and

(b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

(E) Nothing in this Article shall limit the powers of the Company under Section 216 of the Act or any other powers whatsoever.

PROXIES

Who may act as proxy

88. A proxy need not be a member of the Company.

Execution of proxy

89. Subject to Article 91(B)(i) an instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may accept and:

(a) in the case of an individual shall be signed by the appointor or by his attorney; and

(b) in the case of a corporation shall be either given under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation.

90. The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of a corporation by an officer or on behalf of any appointor by an attorney, the Directors may, but shall not be bound to, require evidence of the authority of any such officer or attorney.

Delivery of proxy

91. (A) An instrument appointing a proxy must be left at such place or one of such places (if any) or, in the case of an instrument appointing a proxy which is delivered in electronic form or by facsimile, to such person, address or number as may be specified for that purpose in a note to or in any document accompanying the notice convening the meeting and/or any proxy form or other document (or, if no place is so specified, at the Transfer Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned

meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates and an instrument of proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Electronic delivery of proxies

(B) Subject to the provisions of and so far as may be permitted by the Statutes and the listing rules of the London Stock Exchange, the Directors may decide to accept proxy forms:

(i) delivered electronically, for example, via the Internet, subject to any limitations, restrictions or conditions they decide and Article 89 does not apply to a proxy form delivered electronically;

(ii) by facsimile;

but the Directors may require such evidence as they think appropriate in order to determine whether the proxy appointment is effective.

Maximum validity of proxy

92. No instrument of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

Rights of proxy

93. An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the chairman of the meeting.

Cancellation of proxy's authority

94. A vote given or poll demanded in accordance with the terms of an instrument of proxy shall not be invalidated by the previous death or mental disorder of the principal or by the revocation of the appointment of the proxy or of the authority under which the instrument of proxy was executed or the transfer of the share in respect of which the instrument of proxy was executed unless an intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Transfer Office or such other place as is referred to in Article 91 at least forty-eight hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the instrument of proxy is used.

Form of Proxy

95. The Directors may, at the expense of the Company, send, by post or otherwise, instruments of proxy (reply paid or otherwise) to members for use at any General Meeting or at any Separate General Meeting of the holders of any class of shares of the Company, either in blank or nominating in the alternative any one or more of the Directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons

specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy. The accidental omission to send such an instrument or give such an invitation to, or the non-receipt of such an instrument or invitation by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting. Such proxy forms shall provide for two-way voting on all resolutions to be proposed at a meeting other than resolutions relating to the procedure of the meeting.

Members' rights where proxy appointed

96. Deposit of an instrument of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

CORPORATIONS ACTING BY REPRESENTATIVES

97. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit (who need not be a member) to act as its representative at any meeting of the Company or at any Separate General Meeting of the holders of any class of shares. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

Minimum number of Directors

98. Subject as hereinafter provided, the Directors shall not be less than three in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or fix and from time to time vary a maximum number of Directors.

99. A Director shall not be required to hold any shares of the Company by way of qualification.

DIRECTORS' REMUNERATION AND EXPENSES

Remuneration of non-executive Directors

100. The Directors, other than the Chief Executive, Managing or other Directors employed in an executive capacity by the Company, shall be entitled to remuneration at such rate as the Directors shall from time to time approve, such remuneration to be divided between such Directors as the Directors shall agree or, failing agreement, equally except that any such Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office.

Remuneration of executive Directors and additional remuneration for non-executive Directors

101. Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

Expenses

102. The Directors may repay to any Director all such reasonable expenses as he may properly incur in attending and returning from meetings of the

Directors or of any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

Pensions and gratuities for Directors

103. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise for any Director or ex-Director who is or was at any time in the employment or service of the Company, or any body corporate which is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and dependants of any such persons and for the purpose of providing any such benefits contribute to any scheme or fund or pay any premiums.

DIRECTORS' INTERESTS

Permitted interests

104. Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction, contract or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

and he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

For the purposes of this Article:

(i) a general notice given to the Directors that a Director is to be regarded as having an interest, of the nature and extent specified in the notice, in any transaction or arrangement in which a specified person or class of persons is interested, shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Directors acting in a professional capacity

105. Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, provided that nothing herein contained shall authorise a Director or his firm to act as the Auditors.

Directors' powers relating to other companies

106. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company, in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors or other officers or employees of the company or voting or providing for the payment of remuneration to such officers or employees).

Permitted interests and voting

107. (A) Save as otherwise provided by these Articles a Director shall not vote at a meeting of the Directors in respect of any contract or arrangement or any other proposal whatsoever in which he (together with persons connected with him) to his knowledge has any material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(B) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(1) the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(2) the giving to a third party of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(3) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting of such offer;

(4) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares (as that term is used in Sections 198 to 211 of the Act) representing one per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(5) any proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme within the meaning of Section 743 of the Act under which he may benefit and which relates to both employees and Directors except where such proposal directly concerns his own individual rights of participation in or benefits under such scheme where such rights or benefits are not being generally accorded to the employees to whom such fund or scheme relates; and

(6) any proposal concerning the purchase and/or maintenance of insurance for any Director or officer of the Company against liability, default, breach of duty or breach of trust in relation to the Company under which he may benefit.

(C) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or

any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under sub-paragraph (B)(4) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning his own appointment.

(D) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting (or, where the interest concerns the chairman himself, to the deputy chairman of the meeting or, where the interest concerns both the chairman and the deputy chairman of the meeting, or, where no deputy chairman has been appointed under Article 130 there is no agreement as to who is the deputy chairman of the meeting, to the most senior non-executive Director) and his ruling in relation to any other Director shall be final and conclusive, except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(E) For the purposes of this Article an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when these Articles became binding on the Company), connected with a Director, shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

EXECUTIVE DIRECTORS

Appointment of executive Directors

108. (A) The Directors may from time to time appoint one or more of them to be the holder of any executive office (including, where considered appropriate, the office of Chairman, Deputy Chairman, Joint Deputy Chairman, Vice Chairman, Managing Director, Joint Managing Director, Chief Executive or Deputy Chief Executive) on such terms and for such periods (subject to the provisions of the Statutes) as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment. The remuneration of the holder of any executive office may be made payable by way of salary or commission or participation in profits or by any or all of these modes or otherwise as may be thought expedient and it may be made a term of his appointment that he shall receive a pension, gratuity or other benefit on his retirement.

(B) The appointment of any Director to the office of Chairman, Deputy Chairman, Joint Deputy Chairman, Vice Chairman, Managing Director, Joint Managing Director, Chief Executive or Deputy Chief Executive shall automatically determine if he ceases to be a Director, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation to individual Directors

109. The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by it for such period and upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PRESIDENT

110. The Directors may by resolution from time to time appoint as President of the Company any person who is not a Director and who has rendered outstanding service to the Company or to industry. The President shall not by virtue of his office or otherwise be a Director of the Company and shall not act as such. He may be appointed for life with such duties and upon such terms and conditions including remuneration as the Directors shall determine. In addition he shall be entitled to be reimbursed such expenses as shall properly be incurred by him in the execution of his duties as President. He shall be entitled to vacate the office if he resigns by notice in writing given to the Company.

APPOINTMENT RETIREMENT AND REMOVAL OF DIRECTORS

Vacation of office by Directors

111. The office of a Director shall be vacated in any of the following events, namely:

(a) he becomes prohibited by law from acting as a Director;

(b) he resigns by notice in writing to the Company;

(c) he offers in writing to resign and the Directors resolve to accept such offer;

(d) he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(e) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

(f) he is absent from meetings of the Directors for six successive months without permission and the Directors shall resolve that his office be vacated;

(g) in the case of a Director who holds any employment or executive office within the Company or any subsidiary, his employment with the Company and/or any subsidiary shall be determined and the Directors resolve that he has by reason of such determination vacated office; or

(h) he is removed from office by notice in writing served upon him signed by all his co-Directors, but so that, if he holds an appointment to an executive office which thereby automatically determines, such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Number to retire by rotation

112. (A) At each Annual General Meeting a minimum number equal to one-third of the number of Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. Directors retiring under Article 112(B) shall be counted as part of this minimum number.

Directors to retire at AGM after appointment and every three years

(B) Each Director shall retire at the first Annual General Meeting following his appointment and shall be eligible for election; after that, each Director shall retire and shall be eligible for re-election at the Annual General Meeting held no later than in the third calendar year following his last re-appointment.

Identity of Directors to retire

113. The Directors to retire by rotation shall include (so far as necessary to obtain the minimum number required) after taking into account the Directors to retire under Article 112(B) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Filling vacancies

114. The Company, at the meeting at which a Director retires under any provision of these Articles, may by Ordinary Resolution fill the office being vacated by electing to such office the retiring Director or some other person eligible for appointment. In default, the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost, and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without break.

No single resolution to appoint two or more Directors

115. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this provision shall be void.

Persons eligible as Directors

116. (A) No person, other than a Director retiring at the meeting, shall be eligible for appointment as a Director at any General Meeting unless:

(1) he is recommended by the Directors; or

(2) not less than seven nor more than forty-two days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for appointment and also notice in writing signed by the person to be proposed of his willingness to be appointed and stating all such particulars of him as would, on his appointment, be required to be included in the Company's Register of Directors.

(B) Any provisions of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall apply to the Company.

Power of removal by Company

117. The Company may, in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given remove any Director from office notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement.

Power of Company to appoint Directors

118. Subject to the provisions of Article 116, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

Powers of Directors to appoint additional Directors

119. The Directors shall have power at any time and from time to time to appoint any person, who is willing to act, to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next Annual General Meeting and shall then be eligible for election under Article 112(B).

ALTERNATE DIRECTORS

Appointment

120. Any Director (other than an alternate Director) may at any time by notice in writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any other Director or any other person to be his alternate Director and may in like manner at any time terminate such appointment. The appointment of a person who is not a Director shall, unless previously approved by the Directors, have effect only upon and subject to being so approved.

Determination of appointment

121. The appointment of an alternate Director shall determine on the happening of an event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director or if he leaves a written statement in which he confirms he wishes to resign his appointment at the Office but, if a Director retires by rotation or otherwise but is reappointed or

deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

Rights and powers of alternate Directors

122. An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and, for the purposes of the proceedings at such meeting, the provisions of these Articles shall apply as if he (instead of his appointor) were the Director. If he shall himself be a Director, or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for a quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability, the alternate Director's signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles, but he shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him.

Contracts and remuneration

123. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

Directors' meetings

124. Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the request of a Director shall, summon a meeting of the Directors.

Notice of Directors' meetings

125. (A) Subject to sub-paragraph (B) of this Article, it shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom.

(B) If any Director who is for the time being absent from the United Kingdom shall have left with the Secretary a memorandum specifying an address outside the United Kingdom to which such notices should be sent during any such period of absence, then the Secretary shall during such period give such Director notice of Directors' meetings at such address (whether by way of telex, telegram or facsimile transmission or otherwise) but the Company shall not be obliged to give the Director a longer period of notice than he would have been entitled to had he been present in the United Kingdom.

(C) Any Director may waive notice of any meeting and any such waiver may be retrospective.

Directors' meetings by telephone

126. All or any of the Directors or the members of any committee of the Directors may participate in a meeting of the Directors or of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is present.

Quorum

127. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Voting

128. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Directors below minimum through vacancies

129. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act only for the purpose of filling such vacancies or of summoning General Meetings. If there are no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

Appointment and Removal of Chairman

130. The Directors may elect from their number a Chairman and Deputy Chairman or Joint Deputy Chairman on such terms and for such periods (subject to the Statutes and any retirement under Article 112(A) and Article 112(B)) as they may determine, and, without prejudice to any rights or claims which he may have against the Company by reason of such removal, may remove, at any time, such Chairman, or Deputy Chairman or Joint Deputy Chairman. If no Chairman or Deputy Chairman or Joint Deputy Chairman shall have been appointed, or if at any meeting none of them shall be present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Resolution in writing

131. A resolution in writing signed by all the Directors for the time being in the United Kingdom shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents in the like form, each signed by one or more Directors. A resolution signed by an alternate Director need not also be signed by his appointor.

Delegation to committees

132. (A) The Directors may delegate any of their powers or discretions (including, without limitation, the power to determine Directors' fees or additional remuneration and to vary the terms and conditions of employment or confer any other benefit on any of the Directors) to committees consisting of one or more Directors and (if thought fit) one or more other persons. No such committee shall, unless the

Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it.

(B) Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations which may from time to time be imposed on it by the Directors.

(C) Subject to the foregoing, the meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under sub-paragraph (B) of this Article.

Validity of acts of Directors or committee

133. All acts done by any meeting of the Directors, or of any committee of the Directors or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid or that any such persons were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

BORROWING POWERS

134. (A) Subject as hereinafter provided, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (so far as regards subsidiaries as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final payment) for the time being outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an Ordinary Resolution of the Company, exceed an amount equal to two and one half times the Share Capital and Consolidated Reserves.

(C) For the purposes of this Article:

(1) "the Group" means, at any date on which the calculation of moneys borrowed falls to be made, the Company and such subsidiaries of the Company as would pursuant to the Statutes be required to be included in any group accounts prepared by the Company as at that date, but excluding any subsidiary which in the opinion of the Directors would not be consolidated in the group accounts prepared at such date by reason of any exemption or permission then available under the Statutes;

(2) references to subsidiaries shall include other subsidiary undertakings, and in applying the provisions of these Articles to subsidiary undertakings which are not companies references to equity share capital:

(a) in relation to a subsidiary undertaking with capital but no share capital are to rights in the capital of the undertaking;

(b) in relation to an undertaking without capital are to interests:

(i) conferring any right to share in the profits or liability to contribute to the losses of the undertaking; or

(ii) giving rise to an obligation to contribute to the debts or expenses of the undertaking in the event of a winding up;

(3) moneys borrowed by the Group shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(a) the principal amount outstanding in respect of any debentures (however issued) of any member of the Group which are not beneficially owned within the Group;

(b) the principal amount outstanding under any acceptance credit (not being an acceptance in relation to the purchase or sale of goods in the ordinary course of trading) opened by any bank or accepting house on behalf of or in favour of any member of the Group; and

(c) the nominal amount of any share capital and the principal amount of any debentures or other borrowed moneys of any person outside the Group the redemption or repayment whereof is guaranteed or secured by any member of the Group;

(4) there shall be credited against the amount of any moneys borrowed by the Group an amount equal to the aggregate of all cash in hand, credit balances on current or deposit account with banks, cash deposits, certificates of deposit, and debt securities of governments and companies and similar instruments owned by any member of the Group which are or represent amounts available for repayment of any moneys borrowed falling to be taken into account for the purpose of sub-paragraph (B) of this Article;

(5) "the Auditors" means the Auditors for the time being of the Company or in the case of joint Auditors any one of them;

(6) "Share Capital and Consolidated Reserves" mean at any material time the aggregate of:

(a) the amount paid on the issued share capital account of the Company; and

(b) the amount standing to the credit of the consolidated reserves of the Company (including any share premium account, special reserve or capital redemption reserve or credit balance on profit and loss account) and after deducting any debit balance on the consolidated profit and loss account;

all as shown in the latest published group accounts of the Company, but:

(i) adjusted as may be appropriate to take account of any companies or other entities which since the date of such balance sheet have become or have ceased to be subsidiaries and of any variations since that date in the interests of the Company in its subsidiaries and including (where borrowings are being made for the purpose of an acquisition of shares or assets) such adjustments as would be appropriate if such acquisition had been carried into effect;

(ii) adjusted to reflect any increase in or reduction of the issued and paid-up share capital or share premium account of the Company since the date to which the consolidated balance sheet incorporated in such group accounts shall have been made up and any distributions (other than normal preference dividends and interim dividends paid in each case out of profits earned since such date) in cash or in specie made, recommended or declared from the reserves or profit and loss account of the Company since such date, to the extent that such distribution is not provided for in such balance sheet;

(iii) excluding any sums set aside for taxation;

(iv) deducting any amount of goodwill or any other intangible asset (not being an amount representing part of a cost of a *bona fide* commercial acquisition of shares or other property) shown as an asset in such balance sheet (as adjusted);

(v) adding back to the consolidated reserves the total aggregate amount of any sums which have since 31st March 1990 been charged to such reserves in respect of goodwill arising (whether on consolidation or otherwise) as a result of the acquisition of any asset by the Company or its subsidiaries or any related company (within the meaning contained in Paragraph 92(1) of Schedule 4 Companies Act 1985) or any associated undertaking (within the meaning contained in Paragraph 20(1) of Schedule 4A Companies Act 1985), but only if and to the extent that such asset shall at the relevant time remain in the beneficial ownership of the Group or any such related company or associated undertaking (a "relevant asset"), after deducting therefrom a sum equal to the aggregate of the amounts of any permanent diminution in value of any of the relevant assets;

(vi) disregarding and excluding any amount attributable to minority interests in subsidiaries; and

(vii) after making such other adjustments (if any) as the Auditors may consider appropriate, including in particular any further adjustments as may be appropriate to provide for the carrying into effect of the transaction for the purposes of or in connection with which the Share Capital and Consolidated Reserves required to be calculated.

(7) Share capital allotted shall be treated as issued and share capital called up or payable at any fixed future date within the following six months shall be treated as already paid, and if the Company proposes to issue any shares for cash and such issue has been underwritten, then such shares shall be deemed to have been issued and the subscription moneys (including any premium) payable in respect thereof within the following six months shall be deemed to have been paid.

(8) In calculating the aggregate amount of moneys borrowed at any date, moneys borrowed by any member of the Group which are denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest consolidated audited balance sheet of the Company; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(9) The certificate of the Auditors as to the amount of the Share Capital and Consolidated Reserves at any time shall be conclusive and binding upon all concerned. Nevertheless, the Directors may act in reliance on a *bona fide* estimate of the amount of the Share Capital and Consolidated Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded an amount of borrowings equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a certificate of the Auditors or otherwise the Directors become aware that such a situation has arisen.

(10) No person dealing with the Company or any of its subsidiaries shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

General powers of Company vested in Directors

135. Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum of Association or these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Powers of attorney

136. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Designation of title of "Director" not to imply Directorship

137. The Directors may from time to time appoint any person to an office or employment having a designation or title including the word "Director" or attach to any existing office or employment with the Company such a designation or title. The inclusion of the word "Director" in the designation or title of any office or employment with the Company (other than the office of Managing Director) shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or be deemed to be a Director for any of the purposes of these Articles.

SECRETARY

138. Subject to the Statutes, the Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors at any time but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as joint Secretaries and the Directors may also appoint from time to time on such terms as they think fit one or more assistant or deputy Secretaries.

THE SEAL/EXECUTION OF DOCUMENTS

Use of Seal

139. (A) The Directors shall provide for the safe custody of the Seal which shall only be used by the authority of the Directors or of a committee authorised by the Directors in that behalf.

(B) Subject to Article 18, every instrument to which the Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors or by one Director and some other person appointed by the Directors for the purpose.

(C) Where the Statutes so permit, any instrument signed by one Director and the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal.

Securities Seal

140. The Securities Seal (if any) shall be used only for sealing securities or options in respect of such securities issued by the Company and documents creating or evidencing securities or options so issued. Any such securities or documents sealed with the Securities Seal shall not be required to be signed.

Resolution to dispense with Seal

141. The Directors may resolve (if such is lawful) that the Company shall not have a Seal.

Seal for use abroad

142. The Company may have an official seal for use abroad under the provisions of the Statutes.

AUTHENTICATION OF DOCUMENTS

143. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies of them or extracts from them as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the

Office, the local manager or other officer of the Company having the custody of them shall be deemed to be a person appointed by the Directors for the above purposes. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any committee, which is certified as described in this Article, shall be conclusive evidence in favour of all persons dealing with the Company, upon the faith of such resolution or extract of minutes that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

144. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits.

DIVIDENDS

Declaration of dividends by Company

145. Subject to the provisions of the Statutes, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the members but no such dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends by Directors

146. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Dividends paid according to amount and period shares paid up

147. Unless and to the extent that the rights attached to or terms of issue of any shares provide otherwise, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date it shall rank for dividend accordingly. In any other case dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article, no amount paid on a share in advance of a call shall be treated in relation to any dividend declared after the payment but before the call as paid on the share.

Purchases as from a past date or cum dividend

148. Subject to provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date, the profits and losses thereof as from such date may at the discretion of the Directors, in whole or in part, be carried to revenue account and be treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

No interest on dividends

149. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Retention of dividends where Company has a lien

150. The Directors may retain any dividends or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on transmission

151. The Directors may retain the dividends payable upon shares in respect of which any person is, under the provisions as to the transmission of shares contained in these Articles, entitled to become a member, or which any person is, under those provisions, entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Amount due on shares may be deducted from dividends

152. The Directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

Waiver of dividend

153. The waiver, in whole or in part, of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the holder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if and to the extent that the same is accepted as such or acted upon by the Company.

Unclaimed dividends

154. The Directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Payment procedure

155. Any dividend, interest or other moneys payable in cash on or in respect of a share may be paid by cheque, warrant or similar financial instrument sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may in writing direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and may be crossed "A/c Payee". Payment of the cheque, warrant or similar financial instrument by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque shall be sent at the risk of the person entitled to the money represented thereby. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means and to or through such person as the holder or joint holders (as the case may be) may in writing direct, and the Company shall have no responsibility for any

sums lost or delayed in the course of any such transfer or where it has acted on any such directions.

Receipt by joint holders

156. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Record date for payment of dividend and other matters

157. Notwithstanding any other provision of these Articles but subject always to the Statutes, the Company or the Directors may by resolution specify a date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, allotment, issue, notice, information, document or circular (including any capitalisations to be effected pursuant to Articles 159 and 160) and such record date may be on or before the date the same is made, paid or despatched or (in the case of any dividend, interest, allotment or issue) after the date on which the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of the transferors and transferees of any such shares or other securities.

Dividend in specie

158. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend, in whole or in part, by the distribution of specific assets (and in particular of paid shares or debentures of any other company) and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution (including, without limitation, in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any country or territory) the Directors may settle the same as they think expedient and in particular may issue fractional certificates (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any assets in trustees and may determine that cash shall be paid to any overseas holder upon the basis of the value so fixed.

Scrip dividends

159. With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of any dividend specified by the Ordinary Resolution, offer any holders of the Ordinary Shares the right to elect to receive in lieu of such dividend (or part of any such dividend) an allotment of Ordinary Shares credited as fully paid. In any such case the following provisions shall apply:

(a) the Ordinary Resolution may authorise the Directors to make such offer in respect of a particular dividend (whether or not already declared or recommended) and/or in respect of all or any dividends declared, proposed to be paid or made within a period specified by such Ordinary Resolution;

(b) the basis of allotment shall be determined by the Directors so that the value (calculated at the Relevant Price) of the additional Ordinary Shares each holder of Ordinary Shares who elects to receive the same shall be allotted in lieu of any amount of dividend shall equal as nearly as possible the net cash amount of the dividend that such holder elects to forgo and may (with the sanction of a Special Resolution) exceed such amount. For such purpose the "Relevant

Price" of an Ordinary Share shall be the average of the middle market quotations of the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, on such five consecutive dealing days as the Board shall determine provided the first of such days shall be on or after the day on which such Ordinary Shares are first quoted "ex" the relevant dividend, or shall be calculated in such other manner as the Directors may determine and is set out in the announcement of the availability of the election in respect of the relevant dividend. A certificate or report by the Auditors as to the amount of the Relevant Price in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit;

(c) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the ordinary shareholders of the right of election offered to them and shall specify the procedure to be followed (which, for the avoidance of doubt, may include an election by means of a Relevant System); the Directors may also establish or vary a procedure for election mandates under which shareholders may elect to receive Ordinary Shares instead of cash both in respect of the relevant dividend and (until they notify the Company such mandate is revoked) in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined) and the Directors may include in the procedure the right to make and revoke such election by means of a Relevant System;

(d) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on Ordinary Shares in respect of which the share election has been duly exercised (the "elected Ordinary Shares"), and in the place of that dividend additional shares (subject to paragraph (e) below) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any reserve (including any share premium account or capital redemption reserve and/or profit and loss account) as the Directors may determine, whether or not the same is available for distribution, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis;

(e) no fraction of any share shall be allotted. The Directors may make provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit of any fractions accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such shareholder of fully paid shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(f) the additional Ordinary Shares so allotted shall rank *pari passu* in all respects with the fully-paid Ordinary Shares then in issue save only as regards participation in the relevant dividend;

(g) Article 160 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article;

(h) the Directors may on any occasion determine that rights of election shall not be made available in respect of Ordinary Shares represented by depositary receipts or to any holders of Ordinary Shares with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, undesirable or impracticable and in such event the provisions of this Article shall be read and construed subject to such determination;

(i) in relation to any particular proposed dividend the Directors may in their absolute discretion amend, suspend or withdraw the offer previously made to holders of Ordinary Shares to elect to receive additional Ordinary Shares in lieu of the cash dividend (or any part of it) at any time prior to the allotment of the additional Ordinary Shares; and

(j) unless the Directors otherwise determine, or unless the Regulations and/or the rules of the Relevant System concerned otherwise require the new Ordinary Share or shares which a shareholder has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared in respect of his elected Ordinary Shares shall be in uncertificated form in respect of the shareholder's elected Ordinary Shares which were in uncertificated form on the date of the shareholder's decision and in certificated form in respect of the member's elected Ordinary Shares which were in certificated form on the date of the shareholder's election.

CAPITALISATION OF PROFITS

160. Subject to any preferential or other special rights or restrictions for the time being attached to any class of shares in the capital of the Company and to the provisions of these Articles the Directors may with the authority of an Ordinary Resolution of the Company:

(a) resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully-paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully-paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully-paid to such holders or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully-paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly-paid shares shall so long as such shares remain partly-paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully-paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

MINUTES AND BOOKS

Minutes

161. The Directors shall cause minutes to be made in books to be provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors and of committees of the Directors.

Statutory books

162. Any register, index, minute book, book of account or other book required by these Articles or the Statutes to be kept by or on behalf of the Company may, subject to the Statutes, be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Records to be kept and inspection of records

163. Accounting records, sufficient to show and explain the Company's transactions and otherwise complying with the Statutes, shall be kept at the Office or, subject to the provisions of the Statutes, at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. No member of the Company or other person (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or ordered by a Court of competent jurisdiction.

Annual accounts

164. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be attached or annexed thereto) shall, not less than twenty-one clear days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles, provided that this Article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

Summary financial statements

165. The requirements of Article 164 shall be deemed satisfied in relation to members by sending to each member, where permitted by the Statutes and instead of the said copies, a summary financial statement derived from the Company's annual accounts and the Directors' report and prepared in the form and containing the information prescribed by the Statutes and any regulations made thereunder.

Copies to be provided to the London Stock Exchange

166. Whenever a listing on the London Stock Exchange for all or any of the shares or debentures of the Company shall for the time being be in force, there shall be forwarded to the appropriate officer of the London Stock Exchange such number of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

167. (A) Subject to the provisions of the Statutes, all acts done by any person as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

(B) The Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive, and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

Service of notices

168. (A) Any notice or document (including a share certificate) may be given or delivered to any member by the Company either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid.

(B) Subject to the provisions of and so far as may be permitted by the Statutes and the listing rules of the London Stock Exchange, any notice or document (other than documents of title such as share certificates) may also be given to members or any other person entitled to receive the same electronically, for example, via the Internet.

Members resident abroad

169. A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive any notices or other documents from the Company.

When notices deemed served

170. Where a notice or other document is given or delivered by post it shall be deemed to have been given or delivered on the day when the envelope containing the same is posted and in proving such service or delivery or the giving of such notice it shall be sufficient to prove that such envelope was properly addressed, prepaid and posted.

Omission or non-receipt of notice

171. The accidental failure to send or the non-receipt by any person entitled to any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Power to stop sending notices to untraced shareholders

172. If on three consecutive occasions notices have been sent through the post to any member at his registered address or his address for the service of notices but have been returned undelivered, such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing to the Office a new registered address or address within the United Kingdom for the service of notices.

Joint holders

173. In respect of joint holdings all notices shall be given to the joint holder whose name stands first in the Register in respect of such joint holding and notice so given shall be sufficient notice to all the joint holders. For such purpose a joint holder having no registered address in the United Kingdom for the service of notices shall be disregarded.

Service of notice on person entitled by transmission

174. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member (but for his death or bankruptcy) would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid, any notice or document delivered or sent by post to or left at the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Notice when post not available

175. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a General Meeting by notices sent through the post, a General Meeting may be convened by a notice advertised on the same date in at least one national newspaper and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven clear days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING-UP

Distribution of assets otherwise than in cash

176. The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an Extraordinary Resolution and any other sanction required by the Act, divide among the members, in specie or in kind the whole or any part of the assets of

the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no members shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity of officers

177. Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings civil or criminal which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with any application under any Statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court. To the extent permitted by law, the Directors may arrange insurance cover at the cost of the Company in respect of any potential liability, loss or expenditure incurred by any Director, Secretary or other officer of the Company or of any other company which is or has been the holding company or subsidiary or subsidiary undertaking (each as defined in the Act) of the Company or in which the Company has had an interest (whether direct or indirect), or by persons who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company are interested, in relation to anything done or alleged to have been done as a Director, Secretary or other officer or as a trustee of any such pension fund.